FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of December, 2002

                           A/S STEAMSHIP COMPANY TORM
                 (Translation of registrant's name into English)

                                   Marina Park
                                Sundkrogsgade 10
                              DK-2100 Copenhagen 0
                                     Denmark
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F   X   Form 40-F
                                       ------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes     No  X
                                       ----   ----

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Set forth herein as Exhibit 1 is a copy of a Statement No. 32 - 2002 issued by A/S STEAMSHIP COMPANY TORM (the "Company") to The Copenhagen Stock Exchange on 19 December 2002.

Exhibit 1
---------

Kobenhavns Fondsbors
(The Copenhagen Stock Exchange)                    A/S Dampskibsselskabet TORM
Nikolaj Plads 6                                    Marina Park
1067 Copenhagen K                                  Sundkrogsgade 10
                                                   DK-2100 Copenhagen 0
                                                   Denmark

                                                   Tel:    +45 39 17 92 00
                                                   Fax:    +45 39 17 93 93
                                                   Telex:  22315  TORM  DK

                                                   E-mail:  Mail@torm.dk
                                                   Website: www.torm.dk
                                                   Comtext: A43DK152

                                                   BAT/CVR. No. 2246 0218

19 December 2002   Statement No. 32
                   Contact Person: Klaus Kjaerulff, CEO (Phone: +45 39 17 92 00)




Financial Calendar 2003

A/S Dampskibsselskabet TORM expects to announce its quarterly and annual reports as well as to convene its annual general meeting on the following dates:

Annual report 2002:                             27 February 2003
Ordinary general meeting:                       9 April 2003
Quarterly report - first quarter 2003:          22 May 2003
Quarterly report - second quarter 2003:         19 August 2003
Quarterly report - third quarter 2003:          21 November 2003



Yours faithfully,
A/S Dampskibsselskabet TORM



Klaus Kjaerulff
CEO

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           A/S STEAMSHIP COMPANY TORM
                                  (registrant)


Dated: December 19, 2002                           By:  /s/ Klaus Nyborg
                                                   --------------------------
                                                   Klaus Nyborg
                                                   Chief Financial Officer










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